UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Termination of Combination Agreement and Share Purchase Agreement

As previously announced, on February 28, 2017, Intelsat S.A. (“Intelsat”) entered into a combination agreement (as amended on May 17, 2017, the “Combination Agreement”) with WorldVu Satellites Limited (“OneWeb”), and, also on February 28, 2017, Intelsat entered into a share purchase agreement (as amended on May 17, 2017, the “Share Purchase Agreement”) with SoftBank Group Corp. (“SoftBank”).

On June 2, 2017, Intelsat received a termination notice from OneWeb pursuant to which OneWeb terminated the Combination Agreement pursuant to Section 9.1(e) thereof and a termination notice from SoftBank pursuant to which SoftBank terminated the Share Purchase Agreement pursuant to Section 7.1(e) thereof. Effective upon delivery of the termination notices to Intelsat, the Combination Agreement and Share Purchase Agreement were terminated and became void and of no further effect, without any liability or obligation on the part of the parties thereto, except as expressly set forth therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 2, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer